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                                           Filed by divine, inc. pursuant to
                                           Rule 425 under the Securities Act
                                           of 1933 and deemed filed pursuant to
                                           Rule 14a-12 under the Securities Act
                                           of 1934

                                           Subject Company: Viant Corporation
                                           Commission File No. 0-26303


The following is a description of the Merger Agreement (as defined below) and the Merger (as defined below) contemplated thereby which was filed by divine, inc. ("divine") with the Securities and Exchange Act Commission ("SEC") under cover of a Current Report on Form 8-K on April 5, 2002 (the "Form 8-K").

     On April 5, 2002, divine, inc. ("divine") entered into an Agreement and Plan of Merger and Reorganization, dated as of April 5, 2002 (the "Merger Agreement") with Viant Corporation ("Viant"), pursuant to which DVC Acquisition Company, a direct, wholly-owned subsidiary of divine, will be merged with and into Viant (the "Merger"). Following the Merger, Viant will be a wholly-owned subsidiary of divine. Upon consummation of the Merger, each of the approximately 49 million outstanding shares of Viant common stock will be converted into the right to receive 3.977 shares of divine Class A common stock (the "Exchange Ratio"). The Merger Agreement also contemplates the payment by Viant of a cash dividend of $24 million, in the aggregate, to Viant stockholders immediately prior to the consummation of the Merger (the "Dividend"). The record date for the Dividend has not yet been set.

     In addition, each outstanding option to purchase shares of Viant common stock under the Viant 1996 Stock Option Plan and the Viant 1999 Option Plan will be assumed by divine ("Company Options") and will become and represent an option to purchase that number of whole shares of divine Class A common stock (rounded down to the nearest full share) determined by multiplying the number of shares of Viant common stock issuable upon exercise of such option by the Conversion Ratio, at an exercise price equal to the exercise price of such Company Option divided by the Conversion Ratio, rounded up to the nearest whole cent. The Conversion Ratio is equal to the sum of the Exchange Ratio and the quotient of the per share Dividend paid to each stockholder and $.55. As of April 5, 2002, there were outstanding options to purchase a total of approximately 7.5 million shares of Viant common stock, with exercise prices ranging from $.025 to $46.25 per share, with a weighted average exercise price of $2.71 per share.

     Consummation of the Merger is subject to a number of conditions, including
(1) approval of the Merger by the stockholders of Viant and (2) approval of the issuance of the shares of Class A Common Stock of divine in connection with the Merger by the stockholders of divine.

For information regarding the terms and conditions of the Merger, including the consideration to be issued to Viant stockholders and the conditions to consummation of the Merger, reference is made to the Merger Agreement, which is filed as Exhibit 2.1 to the Form 8-K and incorporated


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by reference to this filing, and the press release jointly issued by divine and
Viant on April 5, 2002, which is filed as Exhibit 99.1 to the Form 8-K and incorporated by reference to this filing.

Investors are urged to read the joint proxy statement/prospectus for the Merger when it is filed with the SEC, and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction. After they have been filed, you may obtain these documents free of charge at the web site maintained by the SEC at http://www.sec.gov or from divine at http://www.divine.com or Viant at http://www.viant.com.

divine and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of divine with respect to the transactions contemplated by the Merger Agreement. Information regarding divine's directors and executive officers is included in divine's proxy statement for its 2001 Annual Meeting, which was filed with the SEC on April 30, 2001 and divine's proxy statement/prospectus for a prior transaction, which was filed with the SEC on September 17, 2001. Additional information regarding divine and the interests of divine's directors and executive officers in the proposed transactions will be included and/or incorporated by reference in the proxy statement/prospectus regarding the proposed transaction to be filed with the SEC.